

Mail Stop 3030

March 5, 2010

CT Corporation
As Agent for Sensata Technologies Holding N.V.
111 Eighth Avenue
New York, NY 10011

> **Re:** **Sensata Technologies Holding N.V.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed February 26, 2010**
> **File No. 333-163335**

Ladies and Gentlemen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Audi, page 100

1.   With a view toward clarified disclosure, please tell us the function of the "certain of [y]our products" mentioned in this section. Also, tell us whether your products are part of the acceleration control systems of automobiles and, if so, provide us your analysis of the materiality of any risk that your products might be alleged to be associated with the recently widely reported acceleration and related concerns in some automobiles.

Executive Compensation, page 109

2.   Please provide us the registrant's analysis supporting its conclusions regarding whether the risks arising from the registrant's compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the registrant. Also, tell us the process undertaken to reach the conclusions.

Grant of Plan Based Awards Table, page 121

3.   Regarding your response to comment 16, we note that the table on page 56 discloses a different value for your ordinary shares on the date of grant and on December 31, 2009. For example, the 380,900 stock units had a value of $17.48 on the date of grant but $20.03 on December 31, 2009. Given the increase in value from December 9, 2009 to December 31, 2009, please clarify for us why you believe the value of the units at the date of issuance would not be different from the value on the date of the grant. Alternatively, tell us and revise the disclosures as appropriate to discuss how the value in the last column of this table would differ if you used the date you issued the restricted securities rather than the date that you granted them.

4.   Please reconcile the information regarding options in the last column of this table with the information in the "Option Awards" column on page 119.

Outstanding Equity Awards, page 122

5.   Please disclose by footnote the vesting dates of the option and stock awards. See Instruction 2 to Regulation S-K Item 402(f).

2006 Acquisition, page 132

6.   Please identify the counsel that you disclose provided the advice mentioned in this section, and file counsel's consent as an exhibit to this registration statement. Also provide us your analysis supporting your conclusion regarding whether an opinion is required by Regulation S-K Item 601(b)(8).

Principal and Selling Shareholders, page 144

7.   We note, for example, the disclosure in footnote 6 stating that shares held *directly* by Sensata Investment Co. are owned *directly* by the shareholder corresponding to the footnote. With a view toward clarified disclosure, please tell us the meaning of this disclosure and how it is consistent with the beneficial ownership mentioned in footnote 1.

Description of Ordinary Shares, page 148

8.   Please disclose the information required by Item 201(b)(1) of Regulation S-K.

Underwriting, page 182

9.   We note that your added disclosure in response to comment 23 omits information that was in your previous disclosure regarding these relationships. If an underwriter previously had a relationship that has been terminated recently, please tell us why you believe you can omit disclosure of the relationship.

10.   We note that, in the paragraph following the table on page 183, you disclose the expenses payable by you. Please disclose the expenses in connection with the issuance and distribution to be borne by the selling security holders.

Directed Share Program, page 186

11.   With a view toward disclosure, please tell us how the indemnification for failure by a participant to pay for the shares operates. For example:
    •   Will you pay the underwriter the full price for the shares? If not, what costs does the obligation contemplate that you will indemnify?
    •   Does a participant retain the shares? If not and the shares are sold to the general public by the underwriter as mentioned in this section, will you be reimbursed?

Exhibits

12.   Regarding the revisions to the proposed opinion:
    •   It is unclear why the condition in paragraph B on page 3 is necessary given paragraph (iii) on that page. Please revise or advise.
    •   The limitation referred to in our thirteenth bullet point remains in the fourth to last paragraph in the third page of the opinion. We therefore reissue our thirteenth bullet point.

Exhibit 1.1

13.   Please file the complete agreement, including the Annexes.

Exhibit 3.2

14.   We note the second and third paragraphs of this exhibit. You may not disclaim your responsibility to provide the translation required by Rule 403. In addition,

Corporation Service Company
As Agent for Sensata Technologies Holding N.V.
March 5, 2010
Page 4

>you should disclose differences between Dutch and English concepts. Please revise accordingly.

Exhibit 10.59

15.   Please file a copy of this exhibit that includes Exhibit A.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lynn Dicker at (202) 551-3616 or Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Dennis M. Myers, P.C.
                 Kirkland & Ellis LLP